Exhibit 99.1

TDH Holdings Announces Receipt of Nasdaq Continued Listing Deficiency Notice

QINGDAO, China, May 23, 2019 /PRNewswire/ -- TDH Holdings, Inc. (PETZ), a PRC-based company that specializes in the development, manufacturing and sales of various pet food products under multiple established brands in China, Asia and Europe, today announced that on May 20, 2019 it received a notification letter from Nasdaq Listing Qualifications advising the Company that it failed to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing on the Nasdaq Stock Market as required under Listing Rule 5550(b)(1). The Company’s recently filed Form 20-F for the period ended December 31, 2018 reported stockholders’ equity of $(1,936,567). Since the Company does not meet the alternatives of market value of listed securities or net income from continuing operations, it no longer complies with the Nasdaq Listing Rules. As a result, the Company has 45 calendar days (no later than July 5, 2019) to submit a plan to regain compliance with the foregoing listing requirement. To the extent the Company’s plan of compliance is accepted, it may be granted an extension of up to 180 calendar days from the date of the deficiency notification to evidence compliance. While the Company intends to submit its compliance plan to address the foregoing deficiency, the Company cannot provide any assurance that it will be able to present a plan of compliance that will be accepted by the Nasdaq staff. In the event the Company’s plan is not accepted, the Company’s securities may be subject to delisting and the Company may have the opportunity to appeal the staff’s delisting determination to a Hearings Panel.

About TDH Holdings, Inc.

Founded in April 2002, TDH Holdings, Inc. (the “Company”) is a developer, manufacturer and distributer of a variety of pet food products under multiple brands that are sold in the China, Asia and Europe. More information about the Company can be found at www.tdhpet.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties, including statements relating to the Company’s ability to regain compliance with the Nasdaq listing requirements. Actual events or results may differ materially from the Company’s expectations. Factors that could cause actual results to differ materially from those stated or implied by the Company’s forward-looking statements are disclosed in its filings with the Securities and Exchange Commission. These forward-looking statements represent the Company’s judgment as of the time of this release. The Company disclaims any intent or obligation to update these forward-looking statements, other than as may be required under applicable law.

For more information, please contact:

Rongbing Cui, CFO
TDH Holdings, Inc.
Email: tdhholdings@163.com

Phone: +86 532-8591-9267